================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 7)

                              MK RESOURCES COMPANY
                           (formerly MK Gold Company)
                                (Name of Issuer)

     COMMON STOCK, $0.01 PAR VALUE                    55305P 10 0
    (Title of class of securities)                  (CUSIP number)

                            ANDREA A. BERNSTEIN, ESQ.
                           WEIL, GOTSHAL & MANGES LLP
                                767 FIFTH AVENUE
                               NEW YORK, NY 10153
                                 (212) 310-8000
                 (Name, address and telephone number of person
               authorized to receive notices and communications)

                                OCTOBER 13, 2004
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits.

                         (Continued on following pages)
                               (Page 1 of 5 pages)
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NY2:\1472863\02\VKGV02!.DOC\76830.0212

----------------------------------------------------------------------              ------------------------------------------------
CUSP No.  527288 5 10 4                                                    13D
----------------------------------------------------------------------              ------------------------------------------------

------------------- -------------------------------------------------- -------------------------------------------------------------
        1           NAME OF REPORTING PERSON:                          Leucadia National Corporation

                    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
------------------- ---------------------------------------------------------------------------------------------------- -----------
        2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                                   (a) [  ]
                                                                                                                        (b) [  ]
------------------- ----------------------------------------------------------------------------------------------------------------
        3           SEC USE ONLY

------------------- ------------------------------- --------------------------------------------------------------------------------
        4           SOURCE OF FUNDS:                N/A

------------------- ---------------------------------------------------------------------------------------------------- -----------
        5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                    PURSUANT TO ITEM 2(d) OR 2(e):                                                                          [  ]
------------------- -------------------------------------------------- -------------------------------------------------------------
        6           CITIZENSHIP OR PLACE OF ORGANIZATION:              New York

------------------------------ ------- -------------------------------------------- ------------------------------------------------
          NUMBER OF              7     SOLE VOTING POWER:                           27,212,735*
           SHARES
                               ------- -------------------------------------------- ------------------------------------------------
        BENEFICIALLY             8     SHARED VOTING POWER:                         None
          OWNED BY
                               ------- -------------------------------------------- ------------------------------------------------
            EACH                 9     SOLE DISPOSITIVE POWER:                      27,212,735*
          REPORTING
                               ------- -------------------------------------------- ------------------------------------------------
         PERSON WITH             10    SHARED DISPOSITIVE POWER:                    None

------------------- --------------------------------------------------------------- ------------------------------------------------
        11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:        27,212,735*

------------------- ---------------------------------------------------------------------------------------------------- -----------
        12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:                                  [  ]
                    See Item 5.
------------------- ---------------------------------------------------------------------------------------------------- -----------
        13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):   72.5%*

------------------- -------------------------------------------------- -------------------------------------------------------------
        14          TYPE OF REPORTING PERSON:                          CO

------------------- -------------------------------------------------- -------------------------------------------------------------

--------------------------
* Does not include shares issuable upon conversion of the Company's outstanding debt to Leucadia under the credit agreement between the parties. See Item 4.

               Item 1. Security and Issuer.
                       -------------------

               This Statement constitutes Amendment No. 7 to the Statement on
Schedule 13D, as previously amended (the "Schedule 13D"), filed with the Securities and Exchange Commission, by Leucadia National Corporation ("Leucadia") with respect to the shares of common stock, par value $0.01 per share (the "Common Stock"), of MK Resources Company (formerly MK Gold Company) (the "Company"). Unless otherwise indicated, all capitalized terms used herein shall have the meaning ascribed to them in the Schedule 13D.

               Item 4. Purpose of the Transaction.
                       --------------------------


               On October 13, 2004, Leucadia and the Company entered into Amendment No. 11 ("Amendment No. 11") to the credit agreement between the parties (as amended, the "Credit Agreement"). Amendment No. 11 amended the Credit Agreement to, among other things, increase the amount available for borrowing thereunder from $55 million to $75 million, increase the interest rate from the prime rate to the prime rate plus 3.0% and include a conversion feature which (1) provides for the automatic conversion of all outstanding loans under the Credit Agreement into shares of Common Stock in the event the public offering by the Company of its Common Stock as contemplated by Amendment No. 11 is consummated or (2) permits Leucadia to convert from time to time all or a portion of the outstanding loans under the Credit Agreement into shares of Common Stock if the public offering is withdrawn.


               The full text of Amendment No. 11 has been filed as Exhibit 10.1 to the Company's Current Report on Form 8-K dated October 13, 2004 and is incorporated herein by reference.

               Except as discussed above, Leucadia has no present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D

               Item 5. Interest in Securities of the Issuer.
                       ------------------------------------

               (a) As of the date of this Amendment No. 7, Leucadia owns 27,212,735 shares of Common Stock, representing approximately 72.5% of the outstanding Common Stock of the Company. The foregoing does not include shares issuable upon conversion of outstanding amounts under the Credit Agreement. The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

               (b) As of the date of this Amendment No. 7, Leucadia has sole dispositive powers with respect to 27,212,735 shares of Common Stock.

               (c) Not applicable

               (d) Not applicable

               (e) Not applicable

               Item 6. Contracts, Arrangements, Understandings or Relationships
                       --------------------------------------------------------
                       with Respect to the Securities of the Issuer.
                       --------------------------------------------

               The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

               Item 7. Material to be Filed as Exhibits.
                       --------------------------------

               1. Amendment No. 11 to the Credit Agreement, dated as of October 13, 2004, by and between MK Resources Company, as borrower, and Leucadia National Corporation, as lender (filed as Exhibit 10.1 to MK Resources Company's Current Report on Form 8-K dated October 13, 2004 and incorporated herein by reference).

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         Dated:  October 14, 2004

                                          LEUCADIA NATIONAL CORPORATION

                                          By:  /s/ Thomas E. Mara
                                              ----------------------------------
                                               Name:   Thomas E. Mara
                                               Title:  Executive Vice President










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